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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement on the clarification on the date of 2007 results announcement.

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                        (PETROCHINA COMPANY LIMITED LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)


             CLARIFICATION ON THE DATE OF 2007 RESULTS ANNOUNCEMENT
                       (OVERSEAS REGULATORY ANNOUNCEMENT)
--------------------------------------------------------------------------------
PetroChina Company Limited and all members of its board of directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

This overseas regulatory announcement was issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").
--------------------------------------------------------------------------------

     PetroChina Company Limited (the "Company") published an announcement on 19 March 2008 on the Shanghai Stock Exchange as follows:

     "The Company was scheduled to announce the annual report ((CHINESE CHARACTERS)) of the Company for the year ended 31 December 2007 on 19 March 2008. As the Tenth Meeting of the Third Session of the Board of Directors of the Company is being convened by way of physical meeting in Beijing from 18 March 2008 to 19 March 2008 and has not yet finished, the disclosure of the annual report of the Company for the year ended 31 December 2007 will be postponed to 20 March 2008."

     At the request of the Stock Exchange, the Board of Directors would like to confirm that:

     1. the postponement of disclosure of the annual report of the Company from 19 March 2008 to 20 March 2008 is in relation to the publication of the summary of the annual report of the Company for the year ended 31 December 2007 ("2007 Results Announcement") in newspapers in the People's Republic of China;

     2. AS ORIGINALLY SCHEDULED, THE 2007 RESULTS ANNOUNCEMENT WILL BE PUBLISHED ON THE WEBSITE OF THE STOCK EXCHANGE AFTER CLOSE OF TRADING HOURS ON 19 MARCH 2008; and

     3. as originally scheduled, a press conference and an analyst conference on the 2007 Results Announcement will be held in Hong Kong after close of trading hours on 19 March 2008.



                                                         By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                           Company Secretary

19 March 2008
Beijing, the PRC

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.



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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PetroChina Company Limited


Dated: March 20, 2008                                 By:     /s/ Li Huaiqi
                                                              ------------------
                                                      Name:   Li Huaiqi
                                                      Title:  Company Secretary